Exhibit 12.1

Computation of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Net loss attributable to common stockholders	$(43,081)	$(40,511)	$(35,881)	$(54,190)	$(13,255)
Add: Fixed charges	4,340	3,514	2,264	2,184	1,480
Amortization of capitalized interest	17	—	—	—	—
Deemed dividend for preferred stock	—	—	—	28,103	—
Less: Capitalized interest	(404)	(91)	—	—	—
Earnings, as defined	(39,128)	(37,088)	(33,617)	(23,903)	(11,775)
Fixed Charges:
Interest expense	958	638	669	753	276
Interest capitalized	404	91	—	—	—
Amortized discount related to indebtedness	95	196	34	64	56
Estimated interest on rental expense	2,883	2,589	1,555	1,316	1,148
Accretion to redemption value of redeemable convertible preferred stock	—	—	6	51	—
Fixed charges	4,340	3,514	2,264	2,184	1,480
Deemed dividend for preferred stock	—	—	—	28,103	—
Deficiency of earnings available to cover fixed charges	$(43,468)	$(40,602)	$(35,881)	$(54,190)	$(13,255)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is representative of interest, amortization of discount related to indebtedness and accretion to redemption value of redeemable convertible preferred stock. The deficiency of earnings available to cover fixed charges for the above periods results from having no product sales.